Exhibit 99.3

OCTOBER 30, 2019

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended October 5, 2019 and the audited consolidated financial statements and annual MD&A in the 2018 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three and nine month periods ended October 5, 2019 and additional disclosure of material information up to and including October 30, 2019. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted (loss) earnings, Adjusted (loss) earnings per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes,

Exhibit 99.3

tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9.0 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe.

Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Over the past 15 years, Norbord's ROCE has averaged 24%.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At October 5, 2019, Norbord had unutilized available liquidity of $286 million, comprising $3 million in cash and cash equivalents, $234 million in revolving bank lines and $49 million in available drawings under its accounts receivable securitization program. The Company’s tangible net worth was $1,028 million and net debt to total capitalization on a book basis was 40%, with both ratios well within bank covenants.

SUMMARY
For the third quarter of 2019, the Company's results were impacted by persistently weak North American OSB prices which pressured commodity product margins. North American benchmark OSB prices remain well below the 15-year average, with the North Central price averaging $217 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 15% versus the previous quarter but down 40% against the same quarter last year. South East and Western Canada benchmark OSB prices were almost 25% below North Central in the quarter. US homebuilding activity started pulling back in the second half of last year, which has constrained North American OSB demand. Year-to-date, US housing starts were 1% behind the same period last year, with single family starts down by 2%. Reflecting the slower US homebuilding demand, Norbord’s year-to-date North American shipments were down 1% and third quarter shipments were down 2% year-over-year. Quarter-over-quarter, shipments were up 4% due to higher demand from the repair-and-remodelling sector.
The Company’s core European markets softened due to the typical summer vacation season slowdown as well as continued slower industrial production in Germany. Norbord’s European segment Adjusted EBITDA decreased $10 million versus the prior quarter and $12 million versus the same quarter last year due to lower average panel prices and shipment volumes as well as higher costs due to maintenance shuts taken in the summer. Norbord's third quarter European shipments were down 7% and 6% versus the prior quarter and same quarter last year, respectively, primarily as a result of annual maintenance shuts taken in the current quarter, including to address typical production issues that affected the ramp-up of the reinvested Inverness, Scotland mill, which started up in the fourth quarter of 2017.
Norbord generated an operating loss of $12 million in the third quarter of 2019, versus $2 million in the prior quarter and versus operating income of $175 million in the same quarter last year. Year-to-date, Norbord generated an operating loss of $8 million versus operating income of $550 million in the same period last year. Norbord generated Adjusted EBITDA of

Exhibit 99.3

$33 million in the third quarter of 2019 versus $36 million in the prior quarter and $211 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $111 million versus $654 million in the same period last year. The decline against all comparative periods was primarily due to lower North American OSB prices.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$(14)	$130	$(30)	$399
Add: Finance costs	11	12	10	34	28
Less: Interest income	—	—	(2)	(1)	(3)
Add: Costs on early extinguishment of 2020 Notes	—	10	—	10	—
Add: Depreciation and amortization	35	34	34	104	100
Add: Income tax (recovery) expense	(6)	(10)	37	(21)	126
EBITDA	23	32	209	96	650
Add: Impairment of assets	10	—	—	10	—
Add: Loss on disposal of assets	—	1	—	1	—
Add: Stock-based compensation and related costs	—	1	2	2	4
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	2	—
Adjusted EBITDA(1)	$33	$36	$211	$111	$654

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded a loss of $17 million ($0.21 per basic and diluted share) in the third quarter of 2019 versus a loss of $14 million ($0.17 per basic and diluted share) in the second quarter of 2019 and earnings of $130 million ($1.50 per basic share and $1.49 per diluted share) in the third quarter of 2018. Year-to-date, Norbord recorded a loss of $30 million ($0.37 per basic and diluted share) versus earnings of $399 million ($4.61 per basic share and $4.58 per diluted share) in the same period last year. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $9 million ($0.11 per basic and diluted share) in the third quarter of 2019, compared to an Adjusted loss of $8 million ($0.10 per basic and diluted share) in the second quarter of 2019 and Adjusted earnings of $123 million ($1.42 per basic share and $1.41 per diluted share) in the third quarter of 2018. Year-to-date, Norbord recorded an Adjusted loss of $19 million ($0.23 per basic and diluted share) versus Adjusted earnings of $386 million ($4.46 per basic share and $4.43 per diluted share) in the same period last year. The fluctuations in Adjusted (loss) earnings versus all comparative periods were driven primarily by the fluctuations in Adjusted EBITDA, as discussed above.
The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$(14)	$130	$(30)	$399
Add: Impairment of assets	10	—	—	10	—
Add: Loss on disposal of assets	—	1	—	1	—
Add: Stock-based compensation and related costs	—	1	2	2	4
Add: Costs on early extinguishment of 2020 Notes	—	10	—	10	—
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	2	—
Add: Reported income tax (recovery) expense	(6)	(10)	37	(21)	126
Adjusted pre-tax (loss) earnings	(13)	(10)	169	(26)	529
Less: Income tax recovery (expense) at statutory rate(1)	4	2	(46)	7	(143)
Adjusted (loss) earnings(2)	$(9)	$(8)	$123	$(19)	$386

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Exhibit 99.3

Home construction activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results given 79% of the Company’s panel production capacity is located in North America. For the last four quarters, approximately 50% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 25% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals, such as new household formation and replacement of housing stock, underpin demand for new homes in the US, the largest market for the Company’s products. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned through the cycle.
On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Global resin prices had generally been trending higher since the third quarter of 2016, but have decreased modestly year-to-date in 2019. Norbord continues to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Exhibit 99.3

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
SALES AND EARNINGS
Sales	435	447	640	1,358	1,923
Operating (loss) income	(12)	(2)	175	(8)	550
Adjusted EBITDA(1)	33	36	211	111	654
(Loss) earnings	(17)	(14)	130	(30)	399
Adjusted (loss) earnings(1)	(9)	(8)	123	(19)	386
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.21)	(0.17)	1.50	(0.37)	4.61
(Loss) earnings, diluted	(0.21)	(0.17)	1.49	(0.37)	4.58
Adjusted (loss) earnings, basic(1)	(0.11)	(0.10)	1.42	(0.23)	4.46
Adjusted (loss) earnings, diluted(1)	(0.11)	(0.10)	1.41	(0.23)	4.43
Dividends declared(2)	0.40	0.40	4.50	1.20	5.70
BALANCE SHEET
Total assets	1,862	2,207	2,130
Long-term debt(3)	656	896	549
Net debt for financial covenant purposes(1)	675	601	377
Net debt to capitalization, market basis(1)	25%	20%	10%
Net debt to capitalization, book basis(1)	40%	36%	23%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,654	1,587	1,687	4,810	4,882
Europe	440	474	467	1,435	1,373
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	217	188	363	206	386
South East	168	186	305	184	352
Western Canada	164	153	281	159	348
Europe (€/m3)(4)	269	285	305	280	293
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	8%	9%	51%	10%	54%
Return on equity (ROE)(1)	(5)%	(4)%	44%	(3)%	50%
Cash provided by (used for) operating activities	52	36	228	(9)	482
Cash provided by (used for) operating activities per share(1)	0.64	0.44	2.63	(0.11)	5.57

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Sales
Total sales in the quarter were $435 million, compared to $447 million in the second quarter of 2019 and $640 million in the third quarter of 2018. Quarter-over-quarter, total sales decreased by $12 million or 3%. In North America, sales increased by 1% primarily due to a 4% increase in shipment volumes. In Europe, sales decreased by 12% primarily due to a 7% decrease in shipment volumes and lower average panel prices, as well as the exchange translation impact of a weaker Pound Sterling relative to the US dollar. Year-over-year, total sales decreased by $205 million or 32%. In North America, sales decreased by 37% due to significantly lower OSB prices and a 2% decrease in shipment volumes. In Europe, sales were 13% lower due to

Exhibit 99.3

a 6% decrease in shipment volumes and lower average panel prices, as well as the exchange translation impact of a weaker Pound Sterling relative to the US dollar.

Year-to-date, total sales were $1,358 million, compared to $1,923 million in the same period last year, a decrease of $565 million or 29%. In North America, sales decreased by 37% primarily due to significantly lower OSB prices. In Europe, sales were in line as a 5% increase in shipment volumes was offset by the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.
Markets
In North America, affordability concerns that had negatively affected US housing demand in recent quarters began to moderate, driven by lower mortgage rates and real wage growth.The September seasonally adjusted annualized rate of US housing starts rose 2% year-over-year to 1.26 million, with single-family starts, which use approximately three times more OSB than multifamily starts, up 4% year-over-year to 918,000. The pace of permits (the more forward-looking indicator) reached 1.39 million units in September, up nearly 8% from the same period in 2018. Year-to-date, US housing starts were down 1% with single family starts down 2%, reflecting the pullback in US homebuilding activity that started in the second half of last year, constraining OSB demand. Looking forward, builder sentiment remains positive, the buildup of unsold new home inventory has now been largely absorbed and the past two quarters of solid homebuilder order growth has finally started translating into improving housing starts. The consensus forecast from US housing economists is approximately 1.25 million starts for 2019, unchanged from 2018, with 2020 forecast at approximately 1.26 million.
Notwithstanding the recent improvement in housing market fundamentals, North American benchmark OSB prices did not show broad-based improvement during the third quarter. Average benchmark prices remained well below prior year levels and showed mixed regional results quarter-over-quarter. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q3 2019 ($/Msf-7/16”)	Q2 2019 ($/Msf-7/16”)	Q3 2018 ($/Msf-7/16”)
North Central	15%	$217	$188	$363
South East	36%	168	186	305
Western Canada	29%	164	153	281

(1)	Based on the restated annual capacity figures as at December 31, 2018 and exclude the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In Europe, panel markets softened from the very strong levels of the past two years, as demand slowed during the typical summer vacation season and industrial production continued to slow in Germany. In local currency terms, average panel prices moderated from last year’s peak levels and were down against both comparative quarters.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the third quarter of 2019, the Pound Sterling averaged 1.11 against the Euro, compared to 1.14 in the prior quarter and 1.12 in the same quarter last year.

Exhibit 99.3

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
North America	$24	$18	$190	$65	$602
Europe	11	21	23	53	62
Unallocated	(2)	(3)	(2)	(7)	(10)
Total	$33	$36	$211	$111	$654

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $33 million in the third quarter of 2019, compared to $36 million in the second quarter of 2019 and $211 million in the third quarter of 2018. Year-to-date, Norbord generated Adjusted EBITDA of $111 million compared to $654 million in the same period last year. The quarter-over-quarter decrease was driven by lower panel prices and shipments in Europe, which more than offset improved manufacturing costs in North America. The decreases versus both prior year periods were primarily driven by lower North American OSB prices.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q3 2019 vs. Q2 2019	Q3 2019 vs. Q3 2018	9 mos 2019 vs. 9 mos 2018
Adjusted EBITDA – current period	$33	$33	$111
Adjusted EBITDA – comparative period	36	211	654
Variance	(3)	(178)	(543)
Mill nets(1)	(6)	(184)	(542)
Volume(2)	(1)	(4)	(7)
Key input prices(3)	(2)	2	(5)
Key input usage(3)	2	(4)	(7)
Mill profit share and bonus	4	11	27
Other operating costs and foreign exchange(4)	—	1	(9)
Total	$(3)	$(178)	$(543)

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line, and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

North America
Norbord’s North American operations generated $24 million in Adjusted EBITDA in the third quarter of 2019, an increase of $6 million from $18 million in the second quarter of 2019 and a decrease of $166 million from $190 million in the third quarter of 2018. Year-to-date, North American operations generated $65 million in Adjusted EBITDA, a decrease of $537 million from $602 million in the same period last year. The quarter-over-quarter increase was primarily due to higher sales volume, improved productivity and raw material usages, as well as lower costs related to annual maintenance shuts and other downtime, and lower mill profit share costs attributed to lower earnings, partially offset by lower realized OSB prices. The year-over-year and year-to-date decreases were primarily attributed to significantly lower OSB prices, as well as increased downtime and higher raw material usage, partially offset by lower mill profit share costs attributed to lower earnings, improved productivity, lower resin prices and improved product mix. The year-to-date decrease was also partially offset by the benefit of a weaker Canadian dollar relative to the US dollar and six additional fiscal days.
Norbord’s North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 4% compared to the second quarter of 2019 and 3% compared to the third quarter of 2018 but remained flat year-to-date. Quarter-over-quarter, unit costs decreased primarily due to improved productivity and raw material usages, as well as lower

Exhibit 99.3

costs related to annual maintenance shuts and other downtime. Year-over-year, unit costs were lower primarily due to lower resin prices and improved productivity, partially offset by increased downtime and higher raw material usage. Year-to-date, unit costs were flat as improved productivity, lower resin prices and the benefit of a weaker Canadian dollar relative to the US dollar were offset by the impact of increased downtime and higher raw material usage.
Production remains indefinitely curtailed at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). A restart decision has not yet been made, and Norbord will continue to monitor market conditions. During the quarter, production was indefinitely curtailed at the 100 Mile House, British Columbia mill as it was no longer economically viable to continue to operate the mill, as previously announced (see 100 Mile House Indefinite Curtailment). Subsequent to the quarter, Norbord announced the indefinite curtailment of Line 1 at the Cordele, Georgia mill due to poor market conditions (see Cordele Mill Indefinite Line 1 Curtailment). These two mills and Line 1 represent 18% of Norbord’s current annual estimated capacity in North America.
Excluding the Chambord mill, Norbord’s mills produced at 92% of available capacity in the third quarter of 2019 compared to 88% in the second quarter of 2019 and 99% in the third quarter of 2018. Fluctuations in capacity utilization (which is based on fiscal days in each period) were due to improved productivity in the current quarter as well as the timing of annual maintenance shuts and other downtime. In addition, a portion of the year-over-year decrease was driven by the December 31, 2018 restatement of annual production capacities at a number of mills (to reflect higher production line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills).
Cordele Mill Line 1 Indefinite Curtailment
In August 2019, the Company announced that Line 1 of the two-line Cordele, Georgia OSB mill would operate on a reduced 10/4 schedule effective September 5 due to continued poor market conditions. Subsequent to quarter-end, in October 2019, the Company announced the indefinite curtailment of Line 1 effective mid-November due to continued poor market conditions and lower-than-anticipated OSB demand to-date, particularly in the South East region. As a result, in the third quarter the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill's production equipment as the indicator of impairment existed as at quarter-end. No additional impairment is required for this mill's remaining assets as their recoverable amount is greater than their carrying values. The Company will continue to supply customers from its other operating North American OSB mills. Line 1 has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.
100 Mile House Indefinite Curtailment
In August 2019, the Company indefinitely curtailed the 100 Mile House mill as a wood supply shortage and high wood prices did not support the economic operation of the mill. The region where the mill operates has been under mounting wood supply pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge has been further exacerbated by the significant wildfires that the province of British Columbia experienced in the summers of 2017 and 2018. A net charge of $2 million was recognized in the second quarter to provide for severance and related costs, of which $1 million has been paid in the current quarter. Norbord has successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta.

Exhibit 99.3

Europe
Norbord’s European operations generated $11 million in Adjusted EBITDA in the third quarter of 2019, a decrease of $10 million versus the second quarter of 2019 and $12 million versus the same quarter last year. Year-to-date, European operations generated $53 million in Adjusted EBITDA compared to $62 million in the same period last year. Quarter-over-quarter, the decrease in Adjusted EBITDA was primarily due to lower shipment volumes and average panel prices, the timing of annual maintenance shuts and other downtime, and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar. Year-over-year, the decrease was primarily due to lower average panel prices and shipment volumes, higher fibre prices and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar. Year-to-date, the decrease was primarily due to higher fibre prices and raw material usages, and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar, which were only partially offset by higher shipment volumes.
The European mills produced at 84% of stated capacity in the third quarter of 2019, compared to 91% in the second quarter of 2019 and 87% in the third quarter of 2018. Capacity utilization was lower versus both comparative periods due to annual maintenance shuts taken in the current quarter, including to address production issues that affected the ramp-up of the reinvested Inverness, Scotland mill, which started up in the fourth quarter of 2017.
Margin Improvement Program (MIP)
Year-to-date, the Company did not generate any net MIP gains as improved productivity and product mix were offset by the timing of annual maintenance shuts and other downtime, as well as the operating impact of adverse weather in the first half of 2019. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
Finance costs	$(11)	$(12)	$(10)	$(34)	$(28)
Interest income	—	—	2	1	3
Depreciation and amortization	(35)	(34)	(34)	(104)	(100)
Income tax recovery (expense)	6	10	(37)	21	(126)
Finance Costs
Finance costs in the third quarter of 2019 and the first nine months of 2019 were higher against both prior year periods primarily due to the utilization charges on drawings under the accounts receivable securitization program in 2019 (see Accounts Receivable Securitization) and higher interest rate and larger principal on the 2027 notes issued in June 2019 (see below).
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in recent years. Depreciation for the current quarter and the first nine months of 2019 was also impacted by depreciation of right-of-use assets recognized upon adoption of the new lease standard (see Changes in Accounting Policies).
Income Tax
A tax recovery of $6 million was recorded in the third quarter of 2019 on a pre-tax loss of $23 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

Exhibit 99.3

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
Cash provided by (used for) operating activities	$ 52	$ 36	$ 228	$ (9)	$ 482
Cash provided by (used for) operating activities per share(1)	0.64	0.44	2.63	(0.11)	5.57
Operating working capital(1)	139	162	173
Total working capital(1)	195	548	321
Additions to property, plant and equipment and intangible assets	33	30	41	93	145
Net debt to capitalization, market basis(1)	25%	20%	10%
Net debt to capitalization, book basis(1)	40%	36%	23%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized available liquidity of $286 million, comprising $3 million in cash and cash equivalents, $234 million in revolving bank lines and $49 million in available drawings under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2027
In June 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred with the issuance. In July 2019, the Company used a portion of the proceeds to redeem, prior to maturity, the $240 million senior secured notes due December 2020. A premium of $9 million was paid on the early redemption and a $1 million non-cash charge related to net unamortized debt issue costs was recognized. The 2027 notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating.  The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2023 and 2027 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	impairment of assets charge for 2018 is excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees issued, and any bank advances. At period-end, the Company’s tangible net worth was $1,028 million and net debt for financial covenant purposes was $675 million. Net debt to total capitalization, book basis, was 40%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.3

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Oct 5, 2019	Dec 31, 2018
Long-term debt, principal value	$665	$555
Add: Other long-term debt	27	—
Less: Cash and cash equivalents	(3)	(128)
Net debt	689	427
Less: Other long-term debt	(27)	—
Add: Other liabilities classified as debt for financial covenant purposes	2	—
Add: Letters of credit and guarantees	11	8
Net debt for financial covenant purposes	$675	$435
Shareholders’ equity	$701	$823
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	92	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,028	$1,132
Total capitalization	$1,703	$1,567
Net debt to capitalization, market basis	25%	13%
Net debt to capitalization, book basis	40%	28%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $120 million in trade accounts receivable, and recorded drawings of $27 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $76 million at that time. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charges on drawings ranged from 1.6% to 4.1% (2018 - no utilization charges).
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at October 30, 2019, the Company's ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $139 million at period-end, compared to $162 million at July 6, 2019 and $173 million at September 29, 2018.

Exhibit 99.3

The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital decreased by $23 million due to lower inventory and higher accounts payable and accrued liabilities, partially offset by higher accounts receivable and prepaids. Lower inventory was primarily due to the seasonal draw-down of log inventory in the northern mills in North America and the impact of the curtailment of the 100 Mile House mill. Higher accounts payable and accrued liabilities were primarily due to the timing of payments and the timing of coupon payments on the senior secured notes. Higher accounts receivable was due to the timing of shipments in Europe and higher prepaids was due to the timing of annual insurance premium payments.
Year-over-year, operating working capital decreased by $34 million due to lower accounts receivable and inventory, partially offset by lower accounts payable and accrued liabilities. Lower accounts receivable was primarily attributed to lower North American OSB prices and average European panel prices. Lower inventory was primarily attributed to lower wood inventory and the impact of the curtailment of the 100 Mile House mill. Lower accounts payable and accrued liabilities were primarily attributed to lower compensation accruals and accrued capital expenditures and the timing of payments partially offset by new lease liabilities recognized upon transition to the new lease standard (see Changes in Accounting Policies).
Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less bank advances and taxes payable, was $195 million at period-end, compared to $548 million at July 6, 2019 and $321 million at September 29, 2018. The quarter-over-quarter decrease is primarily due to the use of cash to early redeem the 2020 Notes in July 2019 and the lower operating working capital balance. The year-over-year decrease is due to the lower cash balance and operating working capital, partially offset by lower taxes payable.
Operating activities generated $52 million of cash or $0.64 per share in the third quarter of 2019, compared to $36 million or $0.44 per share consumed in the second quarter of 2019 and $228 million or $2.63 per share generated in the third quarter of 2018. The higher generation of cash versus the prior quarter was mainly attributed to the seasonal reduction in operating working capital. The lower generation of cash versus the same quarter last year was mainly attributed to lower earnings in the current quarter, partially offset by lower income tax instalments paid in the current quarter.

INVESTMENTS
Investment in property, plant and equipment and intangible assets was $33 million in the third quarter of 2019, $30 million in the second quarter of 2019 and $41 million in the third quarter of 2018. The fluctuation versus the prior comparative periods was primarily attributable to the timing of executing on various capital projects.
Norbord's 2019 investment in property, plant and equipment is expected to be $150 million for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord mill rebuild and Inverness phase 2 projects (both described below). It also includes investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
During the first phase of the project, the Company invested $147 million to modernize and expand its Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

Exhibit 99.3

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company's strategy of growing its European OSB capacity to serve continued substitution growth in its key markets. During the first nine months of 2019, $17 million was invested.

Chambord Rebuild Project
Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company's overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. The project involves replacing the dryers and investing in the wood-handling and finishing end areas to streamline the mill’s manufacturing process and reduce costs, as well as upgrades to process and personal safety systems, electrical systems and environmental equipment that will bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to date, C $0.6 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. During the first nine months of 2019, $19 million was invested ($46 million project-to-date).

2020 Capital Spending Budget
Looking ahead to next year, while the Company is still in the process of finalizing its capital plans, the 2020 capital expenditure target is expected to be approximately $100 million. This will include maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of both the Chambord mill rebuild and Inverness phase 2 projects. It also includes further investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports.
CAPITALIZATION
At October 30, 2019, there were 81.7 million common shares outstanding. In addition, 1.5 million stock options were outstanding, of which 52% were fully vested.
Normal Course Issuer Bid
In October 2018, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord purchased 5,191,965 common shares at a cost of $141 million, representing 10% of the Company’s public float of 51,919,654 common shares as of October 22, 2018 (a total of 86,387,210 common shares were issued and outstanding as of such date) and has exhausted the bid limit. Common shares purchased under the bid were cancelled.
Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management's view of intrinsic value and that the purchase of these common shares was an appropriate use of the Company’s funds in light of potential benefits to remaining shareholders.
Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

Exhibit 99.3

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$ 0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under Norbord's variable dividend policy, $73 million (2018 – $373 million) was paid out during the first nine months of 2019 primarily using cash on hand.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company's balance sheet and are disclosed in note 14 to the interim financial statements.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
As of October 30, 2019, Brookfield held approximately 43% of the common shares outstanding. The Company periodically engages the services of Brookfield for various financial, real estate and other business services. Year-to-date, the fees for services rendered were less than $1 million (2018 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter and year-to-date, net sales of $20 million (2018 – $23 million) and $55 million (2018 – $72 million), respectively, were made to Interex. At period-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

			2019				2018	2017
(US $ millions, except per share information, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
SALES AND EARNINGS
Sales	435	447	476	501	640	707	576	596
Operating (loss) income	(12)	(2)	6	(46)	175	236	139	172
Adjusted EBITDA(1)	33	36	42	70	211	273	170	204
(Loss) earnings	(17)	(14)	1	(28)	130	174	95	160
Adjusted (loss) earnings(1)	(9)	(8)	(2)	26	123	167	96	123
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.21)	(0.17)	0.01	(0.32)	1.50	2.01	1.10	1.85
(Loss) earnings, diluted	(0.21)	(0.17)	0.01	(0.32)	1.49	2.00	1.09	1.84
Adjusted (loss) earnings, basic(1)	(0.11)	(0.10)	(0.02)	0.30	1.42	1.93	1.11	1.42
Adjusted (loss) earnings, diluted(1)	(0.11)	(0.10)	(0.02)	0.30	1.41	1.92	1.10	1.41
Dividends declared(2)	0.40	0.40	0.40	0.60	4.50	0.60	0.60	0.60
BALANCE SHEET
Total assets	1,862	2,207	1,942	1,942	2,130	2,250	2,097	2,103
Long-term debt(3)	656	896	550	550	549	549	549	548
Net debt for financial covenant purposes(1)	675	601	564	435	377	276	422	333
Net debt to capitalization, market basis(1)	25%	20%	17%	13%	10%	8%	13%	11%
Net debt to capitalization, book basis(1)	40%	36%	34%	28%	23%	16%	24%	21%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,654	1,587	1,569	1,602	1,687	1,674	1,521	1,562
Europe	440	474	521	452	467	445	461	440
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	217	188	211	243	363	426	370	379
South East	168	186	197	203	305	419	331	355
Western Canada	164	153	160	184	281	403	359	328
Europe (€/m3)(4)	269	285	287	299	305	298	274	262
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	8%	9%	10%	17%	51%	65%	42%	52%
Return on equity (ROE)(1)	(5)%	(4)%	(1)%	10%	44%	58%	37%	51%
Cash provided by (used for) operating activities	52	36	(97)	126	228	250	4	222
Cash provided by (used for) operating activities per share(1)	0.64	0.44	(1.18)	1.46	2.63	2.89	0.05	2.57

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.3

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year primarily due to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.78 per basic share (approximately $52 million or $0.64 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had generally been trending higher since the third quarter of 2016, but have decreased modestly year-to-date in 2019.
Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North American) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company's European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Impairment of Assets – Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company's Cordele mill (see Cordele Mill Line 1 Indefinite Curtailment). Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company's 100 Mile House, British Columbia mill.
Loss on Disposal of Assets – Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter. Included in the fourth quarter of 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. As a result of investments in production equipment placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted shares) non-cash loss primarily related to maintenance parts for decommissioned production equipment.

Exhibit 99.3

Stock-based Compensation and Related Costs – Included in the second and first quarters of 2019, and second and first quarters of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of similar costs.
Costs on Early Debt Extinguishment − Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.
Costs related to 100 Mile House Indefinite Curtailment − Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the announcement to indefinitely curtail the 100 Mile House mill in August 2019.
The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
(Loss) earnings	$(17)	$(14)	$1	$(28)	$130	$174	$95	$160
Add: Impairment of assets	10	—	—	80	—	—	—	—
Add: Loss on disposal of assets	—	1	—	2	—	—	—	3
Add: Stock-based compensation and related costs	—	1	1	—	2	1	1	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—	—	—	—	—	—
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	—	—	—	—	—
Add: Reported income tax (recovery) expense	(6)	(10)	(5)	(26)	37	53	36	6
Adjusted pre-tax (loss) earnings	(13)	(10)	(3)	28	169	228	132	169
Less: Income tax recovery (expense) at statutory rate(1)	4	2	1	(2)	(46)	(61)	(36)	(46)
Adjusted (loss) earnings	$(9)	$(8)	$(2)	$26	$123	$167	$96	$123

(1)
Represents Canadian combined federal and provincial statutory rate (2019 and 2018 - 26%; 2017 - 27%). Q1 to Q3 of 2018 were based on the 27% rate and a true up for the full year rate of 26% was reflected in Q4.

Exhibit 99.3

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
(Loss) earnings	$(17)	$(14)	$1	$(28)	$130	$174	$95	$160
Add: Finance costs	11	12	11	9	10	10	8	6
Less: Interest income	—	—	(1)	(1)	(2)	(1)	—	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—	—	—	—	—	—
Add: Depreciation and amortization	35	34	35	34	34	36	30	29
Add: Income tax (recovery) expense	(6)	(10)	(5)	(26)	37	53	36	6
EBITDA	23	32	41	(12)	209	272	169	201
Add: Impairment of assets	10	—	—	80	—	—	—	—
Add: Loss on disposal of assets	—	1	—	2	—	—	—	3
Add: Stock-based compensation and related costs	—	1	1	—	2	1	1	—
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	—	—	—	—	—
Adjusted EBITDA(1)	$33	$36	$42	$70	$211	$273	$170	$204

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).
Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding right-of-use (ROU) assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment.
The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.
The following practical expedients were also applied upon transition to IFRS 16:

Exhibit 99.3

●	excluded initial direct costs from the measurement of ROU assets at the date of initial application;
●	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;
●	used a single discount rate to a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings.
The revised accounting policy is as follows:
At inception of a contract, Norbord will assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize an ROU asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and would be adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than the recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) of Norbord's 2018 audited annual financial statements.
Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord's estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.
Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its interim financial statements.

Exhibit 99.3

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its financial statements upon adoption.
SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2018 audited financial statements of the Company or in the section above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended October 5, 2019 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted (loss) earnings is defined as (loss) earnings determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include non-cash impairment of assets and costs related to the indefinite curtailment of the 100 Mile House mill. Other items include costs on early extinguishment of the 2020 notes, non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted (loss) earnings per share is Adjusted (loss) earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).

Exhibit 99.3

The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$(14)	$130	$(30)	$399
Add: Impairment of assets	10	—	—	10	—
Add: Loss on disposal of assets	—	1	—	1	—
Add: Stock-based compensation and related costs	—	1	2	2	4
Add: Costs on early extinguishment of 2020 Notes	—	10	—	10	—
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	2	—
Add: Reported income tax (recovery) expense	(6)	(10)	37	(21)	126
Adjusted pre-tax (loss) earnings	(13)	(10)	169	(26)	529
Less: Income tax recovery (expense) at statutory rate(1)	4	2	(46)	7	(143)
Adjusted (loss) earnings	$(9)	$(8)	$123	$(19)	$386

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as (loss) earnings determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include non-cash impairment of assets and costs related to the indefinite curtailment of the 100 Mile House mill. Other items include costs on early extinguishment of the 2020 notes, non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$(14)	$130	$(30)	$399
Add: Finance costs	11	12	10	34	28
Less: Interest income	—	—	(2)	(1)	(3)
Add: Costs on early extinguishment of 2020 Notes	—	10	—	10	—
Add: Depreciation and amortization	35	34	34	104	100
Add: Income tax (recovery) expense	(6)	(10)	37	(21)	126
EBITDA(1)	23	32	209	96	650
Add: Impairment of assets	10	—	—	10	—
Add: Loss on disposal of assets	—	1	—	1	—
Add: Stock-based compensation and related costs	—	1	2	2	4
Add: Costs related to 100 Mile House indefinite curtailment	—	2	—	2	—
Adjusted EBITDA	$33	$36	$211	$111	$654
The following tables reconcile Adjusted EBITDA per geographic segment to EBITDA:

				Q3 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$14	$11	$(2)	$23
Add: Impairment of assets	10	—	—	10
Adjusted EBITDA	$24	$11	$(2)	$33

Exhibit 99.3

				Q2 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$15	$21	$(4)	$32
Add: Loss on disposal of assets	1	—	—	1
Add: Stock-based compensation and related costs	—	—	1	1
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—	2
Adjusted EBITDA	$18	$21	$(3)	$36

				Q3 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$190	$23	$(4)	$209
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$190	$23	$(2)	$211

				9 mos 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$52	$53	$(9)	$96
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	1	—	—	1
Add: Stock-based compensation and related costs	—	—	2	2
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—	2
Adjusted EBITDA	$65	$53	$(7)	$111

				9 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$602	$62	$(14)	$650
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$602	$62	$(10)	$654

(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of 2020 Notes.
Operating working capital is defined as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Accounts receivable	$141	$136	$149	$195
Inventory	217	234	220	234
Prepaids	19	12	12	18
Accounts payable and accrued liabilities	(238)	(220)	(293)	(274)
Operating working capital	$139	$162	$88	$173

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

Exhibit 99.3

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Operating working capital	$139	$162	$88	$173
Cash and cash equivalents	3	315	128	193
Taxes receivable	59	71	—	2
Taxes payable	(6)	—	(28)	(47)
Total working capital	$195	$548	$188	$321
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Property, plant and equipment	$1,392	$1,410	$1,402	$1,458
Intangible assets	21	19	20	21
Accounts receivable	141	136	149	195
Inventory	217	234	220	234
Prepaids	19	12	12	18
Accounts payable and accrued liabilities	(238)	(220)	(293)	(274)
Capital employed	$1,552	$1,591	$1,510	$1,652
ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted (loss) earnings divided by common shareholders’ equity adjusted for the 2018 net impairment of assets charge and the accrued share purchases as at December 31, 2018. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Shareholders' equity	$701	$749	$823	$1,042
Add: 2018 impairment of assets (net of tax)	59	59	59	—
Add: Common shares to be repurchased and cancelled	—	—	42	—
Shareholders' equity for ROE	$760	$808	$924	$1,042
Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

Exhibit 99.3

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Long-term debt, principal value	$665	$905	$555	$555
Add: Other long-term debt	27	82	—	—
Less: Cash and cash equivalents	(3)	(315)	(128)	(193)
Net debt	689	672	427	362
Less: Other long-term debt	(27)	(82)	—	—
Add: Other liabilities classified as debt for financial covenant purposes	2	2	—	—
Add: Letters of credit and guarantees	11	9	8	15
Net debt for financial covenant purposes	$675	$601	$435	$377
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Oct 5, 2019	Jul 6, 2019	Dec 31, 2018	Sep 29, 2018
Shareholders’ equity	$701	$749	$823	$1,042
Add: 2018 impairment of assets (net of tax)	59	59	59	—
Add: Other comprehensive income movement(1)	92	85	74	60
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21
Tangible net worth	$1,028	$1,069	$1,132	$1,278

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price (in Canadian dollars) of $33.51 for the third quarter of 2019, $38.39 for the second quarter of 2019 and $48.67 for the third quarter of 2018. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Exhibit 99.3

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.